VICTORY VARIABLE INSURANCE FUNDS

3435 Stelzer Road

Columbus, Ohio 43219

March 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Victory Variable Insurance Funds — Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File No. 333-209400; ICA File No. 811-08979

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, Victory Variable Insurance Funds (the “Registrant”) and Victory Capital Advisers, Inc., the principal underwriter of the Registrant (the “Distributor”), respectfully request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of the Registrant (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2016, to March 22, 2016 or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

The Registrant acknowledges that:

1.              Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              The Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VICTORY VARIABLE INSURANCE FUNDS		VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Christopher K. Dyer	By:	/s/ Michael D. Policarpo, II
	Christopher K. Dyer		Michael D. Policarpo, II
	President		President